September 15, 2008

VIA U.S. MAIL

JoAnn M. Strasser
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

                    Re: XTF Advisors Trust
                               N-8F Deregistration Application
                               File No. 811-21971

Dear Ms. Strasser:

        We have reviewed the above-referenced application for an order under Section
8(f) of the Investment Company Act of 1940, as amended, to approve the deregistration
of XTF Advisors Trust due to its liquidation. Based on our review of the initial
application filed on August 29, 2008, we have the following comments:

Application

        a. In response to Item 11, only CLS Investment Firm, LLC is cited as an
           investment adviser during the last five years. According to the Part C
           included in the 485APOS filing made on March 3, 2008, at one time XTF
           Advisor LLC served as an investment adviser to the Trust. Therefore,
           please also provide the information for XTF Advisor LLC in response to
           Item 11.

        b. In the response to Item 12, only Aquarius Fund Distributors, LLC is cited
           as a principal underwriter during the last five years. According to the Part
           C included in the 485APOS filing made on March 3, 2008, at one time
           XTF Capital LLC served as a principal underwriter to the Trust.
           Therefore, please also provide the information for XTF Capital LLC in
           response to Item 12.

Please file an amendment to the application and provide the undersigned with two copies, marked to show changes from the previous submission. If you believe that no change is necessary in response to a comment, please state the basis for the opinion in correspondence filed with the SEC and addressed to my attention.

Please note that if we receive no response within 60 days of this letter, the application will be placed on inactive status. Inactive status does not prejudice your application, but an amendment to an inactive application does not receive priority over previously filed applications. *See* Investment Company Act Release No. 14492 (April 30, 1985).

If you have any questions, please call me at (202) 551-6758.

Sincerely,

Michelle Roberts
Staff Attorney
Office of Insurance Products

cc: Joyce Pickholz, Branch Chief